EXHIBIT 99.2

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate (Supplementary Report) - Withdrawal of Class Action Certification Motion Against Pelephone

Further to the Company’s immediate notice of May 26, 2015 regarding a claim together with a class action certification motion filed with the Tel Aviv District Court (the “Motion”) against the subsidiary, Pelephone Communications Ltd. (“Pelephone”) for a fundamental breach of the settlement arrangement which had been conferred validity of a court judgment in the context of an earlier class action certification motion against Pelephone on grounds pertaining to non-ionizing radiation values in cellular devices, the Company hereby provides notification that today, the Company was notified by Pelephone of the court’s decision confirming the petitioner’s withdrawal of the motion, further to the motion for summary dismissal of the motion, which had been filed by Pelephone.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.